November 18, 2013

Re:  ARGA Investment Management, LP
	CIK: 00001556915
     Accession Number: 0001556915-13-000007

Dear Sir/Madam,

Please be advised that our initial Form 13F filed within 45 days on November 12, 2013 for period ending 09-30-2013 had an incorrect date of 09-30-2012. A corrected initial Form 13F filing was filed today, November 18, 2013, with the corrected period ended date 09-30-2013.

Kind regards,



/s/Neda Clark
Chief Compliance Officer